

March 15, 2011

<u>Via U.S. Mail</u>

Karen Linehan, Esq.
General Counsel
Sanofi-Aventis
174, avenue de France
75013 Paris, France

> **Re:** **Genzyme Corporation**
> **Amendment No. 19 to Schedule TO-T**
> **Filed by GC Merger Corp. and Sanofi-Aventis**
> **Filed on March 7, 2011**
> **File No. 005-37205**
>
> **Sanofi-Aventis**
> **Registration Statement on Form F-4**
> **Filed on March 7, 2011**
> **File No. 333-172638**

Dear Ms. Linehan:

We have reviewed your amended filing and have the following comments.

Registration Statement on Form F-4

General

1. Please provide us with your analysis as to how the offer complies with the prompt payment provisions of Rule 14e-1(c) and the disclosure requirements of Item 1004 of Regulation M-A, given the deferred nature of any contingent consideration and the uncertainty of the total consideration to be paid to security holders, respectively. Please supplement your analysis to address whether the rights that security holders receive would be considered enforceable as of the close of the offer under state law.

2. Please clarify your disclosure as to whether holders of CVRs are considered beneficiaries of the agreements. Disclose the contractual rights the holders of rights have against the company and/or the paying agent with respect to those parties' respective obligations owed to holders pursuant to the agreements. Disclose for example, any limitations imposed on the enforcement of rights by holders.

Registration Statement Cover Page

3.   The cover page to the registration statement indicates that the approximate date of commencement will be as soon as practicable after the registration statement becomes effective. Please be advised that in an early commencement offer, commencement begins on the date the prospectus is both filed and sent to shareholders. Please tell us the date upon which such materials were sent to shareholders and revise the cover page accordingly.

Prospectus Cover Page

4.   You have commenced the tender offer prior to effectiveness of the registration statement. The preliminary prospectus disseminated to security holders in an exchange offer must be complete and contain all required information. Accordingly, please revise the legend to accurately reflect that the information is complete and remove the heading "Subject to Completion" appearing at the top of the cover page. Refer to Section I.E.2 of the July 2001 Third Supplement to the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations.

The Merger Agreement, page 41

5.   We note your statements that shareholders should not rely on the description of the merger agreement, that the representations and warranties were made solely for the benefit of the parties, and similar statements. Please revise to remove the implication that the merger agreement and the summary thereof do not constitute public disclosure.

Extension, Termination and Amendment, page 55

6.   In the last sentence of the first paragraph of this section, the bidders reserve the right to waive any conditions of the offer at any time. All conditions to the offer, other than those conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to offer expiration. Especially in view of the first sentence of the following paragraph, please revise the language here and throughout your document accordingly.

Determination of Validity, page 59

7.   Please elaborate on the reference to Rule 14e-4 appearing in this section.

CVR Condition, page 67

8.   The CVR Condition includes an element that no proceedings for the purpose of suspending the effectiveness of the registration statement have been "threatened" by the Commission. This determination appears to be subjective, such that a security holder

may not be able to verify that this condition has been satisfied. Please revise to include an objective standard for the determination of whether this condition has been satisfied.

9.   The CVR Condition also includes elements that the CVR Agreement has been duly executed and delivered by Parent and that the CVRs have been approved for listing. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise to remove the implication that the conditions may be triggered at the option of the bidders.

Funding the Exchange Offer and the Merger, page 70

10.   You disclose that funding may be provided by the issuance of debt securities. Please make all disclosures required by Items 1007(a) and 1016 of Regulation M-A with respect to these sources of funds. See comment 4 of our letter dated October 12, 2010.

Schedule I

11.   Please include the information required by Item 1003(c)(3) and (4) and Item 1008 of Regulation M-A, regarding Purchaser, Parent, and all persons listed on Schedule I, or direct us to where this information appears in your filing.

Item 22. Undertakings

12.   Please include the undertakings set forth in Item 512(a) of Regulation S-K, or advise. See Rule 415(a)(1)(viii) of Regulation C and Section II.F of SEC Release No. 33-6578.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                        Sincerely,

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers & Acquisitions

cc: Via facsimile: (212) 310-8007
        Michael J. Aiello, Esq.
        Weil, Gotshal & Manges LLP